J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036
Credit Suisse Securities (USA) LLC
11 Madison Avenue
New York, New York 10010
May 20, 2019
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeff Kauten, Attorney-Advisor
Jan Woo, Legal Branch Chief
Barbara C. Jacobs, Assistant Director

Re:	SolarWinds Corporation
Registration Statement on Form S-1
Registration File No. 333-231612

Acceleration Request
Requested Date: May 22, 2019
Requested Time: 4:30 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SolarWinds Corporation (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 PM, Eastern Time, on May 22, 2019, or at such later time as the Company or its outside counsel, DLA Piper LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter

Securities and Exchange Commission	2	May 20, 2019

or dealer, who is reasonably anticipated to participated in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC
MORGAN STANLEY & CO. LLC
CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the
several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Wang
	Name:	Lucy Wang
	Title:	Executive Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Brian Dong
	Name:	Brian Dong
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Ashley MacNeil
	Name:	Ashley MacNeil
	Title:	Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
	Name:	John Kolz
	Title:	Managing Director

[Signature page to Acceleration Request]